David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

February 2, 2017

VIA EDGAR

Ms. Sandra Hunter

Staff Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Moody National REIT II, Inc.

Registration Statement on Form S-4

Filed December 29, 2016

File No. 333-215362

Dear Ms. Hunter:

On behalf of our client, Moody National REIT II, Inc., a Maryland corporation (“Moody II” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2017 in connection with your review of the Registration Statement on Form S-4, File No. 333-215362 (the “Registration Statement”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following the bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 1 to the Registration Statement to reflect these comments and other changes to the Registration Statement.

General

1.

You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of Moody I security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of Moody I security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

Assuming without conceding that Rule 13e-3 applies to the merger transaction, we respectfully submit to the Staff that the merger transaction is covered by the exception in Rule 13e-3(g)(2). In adopting Rule 13e-3, the Commission stated that transactions covered by Rule 13e-3(g)(2) are “outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced security interest.” Exchange Act Release No. 16075 (Aug. 2, 1979). As the Staff notes, Rule 13e-3(g)(2) exempts transactions from the requirements of Rule 13e-3 when an issuer’s security holders are “offered or receive only an equity security” that meets certain criteria. Further, the Commission has allowed the application of the 13e-3(g)(2) exception in mergers with a stock or cash election. Specifically, “[i]f security holders are offered the opportunity to elect either cash or stock consideration, the exception in Rule 13e-3(g)(2) remains available provided that the cash, at the time it is first offered, is substantially equivalent to the value of the security offered and both options are offered to all security holders.” Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 112.02 (citing Question No. 11 in Exchange Act Release No. 17719 (April 13, 1981)).

The merger transaction falls squarely within Rule 13e-3(g)(2)’s exception. To the extent that a Moody I stockholder elects to receive Moody II stock, the stockholder will receive a security that represents at least an equivalent equity interest, at an exchange ratio that effectively pays a Moody I stockholder a “net per share price” of $10.25 for each share of Moody I common stock.1 If a Moody I stockholder elects to receive cash, the stockholder will receive $10.25 for each share of Moody I stock. Thus, all Moody I stockholders “are on equal footing” with respect to the consideration that they will receive for their shares of Moody I stock.

In light of the foregoing, the question the Staff raises is whether, because the Merger Agreement as an administrative matter provides for the payment of cash in lieu of fractional shares to those Moody I stockholders who elect to receive shares of Moody II stock, the potential cash payments with respect to those fractional shares would render the Rule 13e-3(g)(2) exception inapplicable. We respectfully submit that the exception still applies.

Pursuant to the Staff’s request, we can confirm that, as of January 31, 2017, there were approximately 3,227 Moody I stockholders. Assuming (i) that all such stockholders elect to receive Moody II stock in the merger transaction and (ii) an assumed exchange ratio of 0.41 (i.e., $10.25/$25.00), then approximately 1,425 Moody I stockholders would be entitled to receive only whole shares of Moody II stock and approximately 1,802 Moody I stockholders would be entitled to receive both whole shares of Moody II stock and some fraction of a share of Moody II stock. We estimate that the aggregate amount of cash payable to dispose of the fractional shares to be issued in the merger transaction is approximately $22,501.82.

Based on information available to Moody I, no Moody I stockholder who elects (or is deemed to elect) to receive Moody II stock would be cashed out after giving effect to the cash disposition of fractional shares. The smallest Moody I stockholder holds 250 shares of Moody I stock; if that stockholder were to make (or be deemed to make) a stock election, that stockholder would be entitled to receive 102.5 shares of Moody II stock (based on the assumed 0.41 exchange ratio), resulting in that stockholder actually receiving 102 whole shares of Moody II stock and a cash payment of $12.50 in lieu of the fraction of a share.

As indicated by the numbers above, the cash that will be paid to dispose of fractional interests represents a de minimis amount of the total merger consideration, valued at approximately $136.4 million.2 We do not believe that this de minimis amount contravenes the purposes of Rule 13e-3(g)(2) because such cash payment is equivalent in value to the fractional shares of Moody II stock and all Moody I stockholders are treated equally with respect to their fractional shares. Moody I stockholders who are due cash for their fractional shares will receive cash in an amount of $25.00 multiplied by the number of each stockholder’s fractional shares, which is clearly an equivalent value to their fractional shares. Nor is there any disparate treatment among Moody I stockholders, as all such stockholders who would otherwise receive a fraction of a share will receive cash for such fractions. The provision for fractional shares is included solely for the purpose of reducing the administrative burden of having fractional shares outstanding. It is not being used to reduce the number of stockholders or to treat stockholders differently. Thus, the payment of cash for fractional shares does not undermine the purposes behind Rule 13e-3(g)(2) or render it inapplicable to the merger transaction.

The number of shares of Moody II stock that a Moody I stockholder will receive is based on an exchange ratio of (i) the net per share price of not less than $10.25, divided by (ii) $25.00. Although the parties are still in the process of finalizing the computations required to determine the final net per share price, we believe those computations will result in a net per share price of $10.25, and therefore have used $10.25 throughout this response.

2

Based on 13,307,393.923 shares of Moody I stock outstanding as of January 31, 2017 multiplied by the minimum net per share price of $10.25.

2

For the foregoing reasons, in the event that Rule 13e-3 otherwise were deemed to apply to the merger transaction, the transaction would fall within Rule 13e-3(g)(2)’s exception.

2.

Please provide updated director and executive officer compensation information for the most recent fiscal year end in response to Item 402 of Regulation S-K, as required by Item 18(a)(7)(ii) of Form S-4.

The requested information has been added, beginning on pages 51 and 59 of the Registration Statement.

The Mergers

Opinion of the Moody I Special Committee’s Financial Advisor, page 76

3.

We note that the description on page C-4 regarding the relationships between FBR and Moody I does not provide a narrative and quantitative description of the fees paid or to be paid to FBR and its affiliates by Moody I and its affiliates. Please revise your prospectus to provide such disclosures or provide us with an analysis as to why such disclosure is not required. Please also specifically disclose in this section of your prospectus the amount of the fee that Moody I is paying to FBR for rendering the fairness opinion. Please also separately break out any fees to be paid to FBR and its affiliates by Moody I and its affiliates that are contingent on the completion of the transactions contemplated by the Merger Agreement.

The disclosures on page 98 of the Registration Statement have been revised to include a narrative and quantitative description of the fees paid to FBR and its affiliates by Moody I and its affiliates. The revised disclosures on page 98 of the Registration Statement also address the fee that Moody I is paying FBR for rendering the fairness opinion, including disclosure breaking out fees paid to FBR that are contingent upon the completion of the transactions contemplated by the Merger Agreement.

Summary of Financial Analyses Performed by FBR

NAV Analyses, page 82

4.

We note the reference on page 82 to certain appraisals commissioned by Moody I and Moody II that were used by FBR in its NAV analysis. Information about any reports, opinions or appraisals that are materially related to the transactions contemplated by the Merger Agreement and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Please see Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about these appraisals and provide us a copy of the appraisals for our review. Alternatively, please tell us why you believe this is not required pursuant to these items.

3

We acknowledge the Staff’s comment and respectfully submit that the disclosure required by Item 21(c) of Form S-4 is not applicable to the third-party appraisals commissioned by Moody I and Moody II (the “Third-Party Appraisals”), which were referenced by FBR in its net asset value (“NAV”) analysis. As further explained below, we believe that the Third-Party Appraisals are not materially related to the mergers as contemplated by Items 4(b) and 21(c) of Form S-4, notwithstanding their reference in the Registration Statement.

In order to assist broker-dealers whose customers hold shares of Moody I and Moody II to comply with FINRA Rule 2310 and NASD Rule 2340 and in the ordinary course of their respective businesses, Moody I and Moody II each included an estimate of its NAV per share in its Annual Report on Form 10-K for the year ended December 31, 2015. Those Annual Reports were filed with the SEC and are included as Annexes D and F to the Proxy Statement / Prospectus. These NAV per share estimates were prepared by the respective managements of Moody I and Moody II using data from a variety of sources, including the Third-Party Appraisals. The Third-Party Appraisals were prepared by Hospitality Valuation Services (for Moody I’s properties and one of Moody II’s properties) and Landauer Valuation & Advisory Services (for one of Moody II’s properties) (together, the “Valuation Firms”). Moody I and Moody II obtained the Third-Party Appraisals for use by their respective managements in preparing their NAV per share estimates for the purposes described above, and not in anticipation of a possible business combination transaction between Moody I and Moody II. Rather, as noted above, obtaining third-party appraisals in connection with the preparation of NAV estimates is a standard practice for non-listed REITs.

While the NAV per share estimates calculated by Moody I and Moody II potentially are useful reference points for the two companies’ respective stockholders (and accordingly have been disclosed to the stockholders), Moody I and Moody II do not believe the Third-Party Appraisals themselves would be helpful to stockholders in assessing whether to approve the mergers, and could be confusing. Each Third-Party Appraisal consists of approximately 100 pages of individual cash flow analyses for each real property owned by Moody I or Moody II, together with a summary of the steps taken and assumptions made by the Valuation Firms in performing the cash flow analysis. The conclusion of each Third-Party Appraisal is a single number representing the Valuation Firms’ appraisal of the fair value of an investment in a hotel property. The Third-Party Appraisals contain no analysis of the proposed mergers, the consideration to be paid in the proposed mergers or the fairness of the proposed mergers. Neither Valuation Firm was requested to (and did not) deliver a valuation, fairness, other opinion or any other report to the Moody I Special Committee in connection with its consideration of the mergers.

As described in the Registration Statement under “Summary of Financial Analyses Performed by FBR—NAV Analyses,” FBR considered various different sources of information, including but not limited to the Third-Party Appraisals, in its analysis of the NAV per share of Moody I and Moody II. The NAV analysis in turn was only one of several different factors taken into account by FBR in connection with its fairness analysis. The Moody I Special Committee did not receive or review the Third-Party Appraisals in connection with its evaluation of the mergers or in the process leading to its approval of the mergers. FBR considered the information contained in the Third-Party Appraisals, including the capitalization rates reflected in them, in its fairness analysis because the Third-Party Appraisals were made available to FBR during its due diligence and FBR considered the information relevant. Particularly because the members of the Moody I Special Committee were made aware of the Third-Party Appraisals in connection with their role as directors of Moody I in approving the NAV per share estimates published by Moody I in its most recent Annual Report on Form 10-K, FBR believed it was appropriate to address the Third-Party Appraisals in its presentations and analyses, and to explain to the members of the Moody I Special Committee the relevance of the information provided by the Third-Party Appraisals to the relative valuation and other factors being considered by the Moody I Special Committee. FBR’s ultimate conclusions as to fairness did not, however, rely primarily on the Third-Party Appraisals; rather, FBR’s determination with respect to fairness was based on a wide range of factors, analyses and sources of information, none of which was determinative by itself. For example, in conducting its fairness analysis, FBR employed multiple methodologies, including selected comparable public companies analyses, selected precedent transaction analyses and discounted cash flow analyses, in addition to its NAV analyses. Thus, the Third-Party Appraisals represent only one of the many sources of information considered by FBR and were utilized in only one aspect of its analysis. Furthermore, in selecting the capitalization rates to use in its financial analysis FBR did not rely solely on the capitalization rates reflected in the Third-Party Appraisals; instead, FBR compared those capitalization rates with capitalization rates reflected in market surveys and applied its own judgment in selecting the ranges of capitalization rates it deemed appropriate for use in its analysis. It was this broad range of factors relevant to fairness that formed the basis for, and was material to, the Moody I Special Committee’s decision to approve the mergers.

4

Moody I and Moody II believe that filing the Third-Party Appraisals as an exhibit to the Registration Statement would not provide any material information to the stockholders of Moody I not already included in the Registration Statement and may instead result in confusion for the stockholders of Moody I. Including the Third-Party Appraisals in the Registration Statement would over-emphasize their significance in the Moody I Special Committee’s analysis of the mergers relative to other information considered by the Moody I Special Committee and such inclusion could cause stockholders to place undue reliance on the Third-Party Appraisals when in fact they provided only one of many data points and factors taken into account. The Moody I Special Committee engaged FBR as its sole financial advisor to analyze the proposed merger consideration and to render an opinion as to whether the merger consideration was fair, from a financial point of view, to the stockholders of Moody I (other than Moody II, Merger Sub or any of their respective affiliates). The Moody I Special Committee discussed in detail with FBR the financial analysis performed and Moody I received an opinion from FBR as to the merger consideration. The opinion and supporting analysis that were reviewed and considered by the Moody I Special Committee in approving the transaction and the merger consideration are summarized in the Registration Statement. Finally, the inclusion of a comprehensive, expertized discussion of the Third-Party Appraisals and the naming of the Valuation Firms as experts could be misleading to investors by incorrectly suggesting that the Moody I Special Committee’s approval of the Merger was based primarily or substantially on the Third-Party Appraisals.

Annex C – Opinion of FBR Capital Markets & Co., page C-1

5.

We note the reference on page 82 to certain appraisals commissioned by Moody I and Moody II that were used by FBR in its NAV analysis. We also note the disclosure on page C-4 which states that FBR was not furnished a valuation or appraisal of the assets or liabilities (contingent or otherwise) of Moody I or Moody II. Please revise your disclosure to reconcile this apparent discrepancy or provide us with an analysis as to why such reconciliation is not necessary.

The disclosure on page C-4 of the opinion of FBR has been revised to delete the statement indicating that FBR was not furnished a valuation or appraisal of Moody I or Moody II, thereby eliminating the discrepancy described in the foregoing comment.

6.

We note the limitation on reliance by shareholders in the sixth full paragraph on page C-4 of the opinion, which states that FBRC’s opinion “is solely for the benefit and use of the Special Committee in its evaluation of the fairness, from a financial point of view, to REIT I’s common stockholders (other than REIT II, Merger Sub or any of their respective affiliates) of the Proposed Consideration.” (Emphasis added). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for FBRC’s belief that shareholders cannot rely upon the opinion to support any claims against FBRC arising under applicable state law (e.g., the inclusion of an express disclaimer in FBRC’s engagement letter with the Special Committee). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Special Committee or the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to FBRC would have no effect on the rights and responsibilities of FBRC, the Special Committee or the board of directors under the federal securities laws.

5

The disclosure on page C-4 of the opinion of FBR has been revised to delete the word “solely,” thereby removing the limitation and eliminating the inconsistency with the disclosures related to the opinion.

Exhibit Index

7.

Please confirm that you will file final opinions of counsel prior to the effectiveness of your registration statement regarding your qualification as a real estate investment trust for U.S. federal income tax purposes and the proposed merger’s qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

The Company confirms that it will file the required opinions of counsel prior to the effectiveness of the Registration Statement.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this letter, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Bryan Hough
Securities & Exchange Commission

Brett C. Moody
Mary E. Smith
Moody National Companies

Sharon A. Kroupa
Christopher W. Pate
Venable LLP

Daniel M. LeBey
Vinson & Elkins L.L.P.

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